Exhibit 1

Contact:
Icahn Capital LP
Susan Gordon
(212) 702-4309

CARL ICAHN RELEASES OPEN LETTER TO
SANDRIDGE ENERGY STOCKHOLDERS

UPDATE ON OUR CAMPAIGN TO REPLACE THE BOARD

New York, New York, May 31, 2018 – Today Carl Icahn released the following open letter to stockholders of SandRidge Energy, Inc. (NYSE: SD):

Fellow Stockholders:

We are the largest stockholder of SandRidge Energy, Inc., with a position of 4.8 million shares constituting 13.6% of the company's outstanding stock. We recently filed our definitive proxy statement with the Securities and Exchange Commission regarding our campaign to replace the entire board of directors of SandRidge at the upcoming 2018 annual meeting of stockholders. We believe this drastic measure is warranted because, since emerging from bankruptcy, the board has exhibited a clear and consistent pattern of failure. Time and again the board has failed to understand and address the concerns of stockholders and has only acted when threatened with legal process or open stockholder revolt. And yet, remarkably, they still seem not to have gotten the message.

EXECUTIVE SUMMARY

(wherein the incumbent board's desperate, last-ditch efforts to mislead stockholders are systematically debunked, disproven and discarded)

i

	the incumbent board says…	but the reality is…

1.	[The incumbent Board has] "an unrelenting focus on continuous improvement of our operations and maximizing value."
Shares of Sandridge have fallen 23% from before the announcement of the Bonanza Creek transaction, while the price of crude oil has risen 23%.[1] The board has expressed no clear vision or strategy while production has fallen 19% year-on-year.[2]

	the incumbent board says…	but the reality is…

2.	"Since [emerging from bankruptcy], the Board has overseen significant accomplishments, and we are proud of the results that our Company delivered during a challenging period."
Since emerging from bankruptcy, the board's track record has been characterized by massive value destruction and it has been –

• Unable to execute on existing assets (Miss Lime, NW STACK, North Park Niobrara);

• Unable to deliver a clear value enhancing strategy to investors;

• Unable to align management compensation with company performance; and

• Unable to act with financial discipline (see, e.g., the proposed dilutive Bonanza Creek transaction).

3.	"Shareholder protection is our highest priority."
The board adopted an unorthodox poison pill that would make a totalitarian dictator blush in a brazen attempt to muzzle stockholders while allowing management and the board to continue to campaign for the reckless Bonanza Creek transaction.

1 Based on the volume weighted average price of SandRidge common stock for 30 days preceding the Bonanza transaction of $19.01 and the closing price as of May 30, 2018. Crude prices are based on WTI as of the day of the announcement through May 30, 2018.
2 Quarterly production fell 19% year-on-year as of the first quarter ended March 31, 2018.

	the incumbent board says…	but the reality is…

4.
The incumbent board proudly boasts about the "E&P operations and technical experience" of its three longest tenured members, calling out Chairman Michael L. Bennett for specific recognition for having "over forty years of technical and managerial experience in the petrochemical industry," director and interim CEO William M. Griffin for having "thirty-five years of technical and leadership experience with active public and privately owned upstream energy organizations in most oil and gas basins throughout the United States and Gulf of Mexico" and director David Kornder for having "over twenty years of experience in oil and gas finance."

And yet these same three geniuses now preside over a company with an oil hedging program that can only be described as disastrous. For 2018, SandRidge has hedged 3.8 million barrels of oil at an average price of $55.75 per barrel. This covers the company's entire 2018 oil production based on management's guidance of 3.4 – 3.6 million barrels. Using year to date spot prices and the current NYMEX strip as of May 30, 2018, SandRidge is losing out on roughly $10 for every barrel the company will produce this year.[3] To make matters worse, the company has hedged another 1.8 million barrels of production at $54.29 per barrel in 2019.

5.	"We are moving forward expeditiously" on the review of strategic alternatives, "which is well underway."	The board announced this "process" on March 19, 2018 and we have seen no evidence to date that any progress whatsoever has been made.

6.	"While we are moving quickly, we do not expect to complete the process prior to the Annual Meeting."	We believe the plan from the start was to slow roll the "process" to get past the annual meeting and remain in power for another year.

3 Assumes average of spot price for oil production through May 30, 2018 and the 12-month NYMEX crude oil strip price as a proxy for the remainder of the year.

	the incumbent board says…	but the reality is…

7.	"Icahn is seeking to gain control of SandRidge without paying an appropriate premium or participating in a competitive process."
We have committed publicly that –

• We currently have not made any determination to bid for the company;

• We might, after completing due diligence, be willing to make an offer that would allow the company's long-suffering stockholders the choice to monetize their investment or continue as stockholders of SandRidge;

• However, if the new board were presented with a higher offer from another party, and we did not top it, that offer would be presented to stockholders; and

• In the event we were to decide to submit an offer to acquire SandRidge, any such transaction would require the approval of a majority of the shares of SandRidge stock held by stockholders who are not affiliated with us.

	the incumbent board says…	but the reality is…

8.	"We continue to incorporate feedback as a direct result of extensive shareholder engagement… [and we are] demonstrably responsive to shareholder concerns."
The incumbent directors continually pat themselves on the back for addressing stockholder concerns, seeking specific credit for terminating the dilutive Bonanza Creek deal, firing the failed CEO and CFO, eliminating egregious provisions from the poison pill, ending abominable compensation practices (grossly excessive executive pay, easily manipulated performance metrics, single trigger equity acceleration), and cutting down on wasteful G&A spending. However, all those actions were taken reluctantly only after the chorus of angry stockholder demands reached a fever pitch and the directors faced the very real threat of being forcibly removed from office if they did not act. It is beyond ludicrous that the incumbent directors are now expecting stockholders to throw a parade in their honor for finally taking a few small, half-hearted steps to discharge their fiduciary duties – especially since most of the problems they are now taking credit for fixing arose or worsened under their watch and should never have been allowed to occur in the first place.

STOCHOLDERS SHOULD NOT BE FORCED TO THREATEN DIRECTORS WITH REMOVAL SIMPLY IN ORDER TO GET THEM TO DO THE JOBS THEY WERE ELECTED, AND ARE BEING PAID HANDSOMELY, TO DO!!!

We believe the actions outlined above demonstrate what little regard the board has for stockholders. The owners of SandRidge must act NOW to take back control of their company. The choice is yours. You can vote for the incumbent directors on management's slate, who we believe have already proved they are acting in the grand tradition of the previous managements and boards of SandRidge – that is, disregarding the interests of stockholders at every turn – or you can VOTE FOR CHANGE by electing our slate of highly-qualified nominees.

We have created hundreds of billions of dollars of value for stockholders over the last 30 years by convincing boards and CEOs to take the steps necessary to greatly increase the value of their companies. Several well-known examples include Texaco, RJR Nabisco, Kerr-McGee, Time Warner, Motorola, ImClone, eBay, Forest Labs and National Energy Group, as well as many others. Unfortunately, it often took years for management and the boards of those companies to agree that we were correct. However, the current situation at SandRidge is too time-sensitive to wait years, especially when every single stockholder with whom we have spoken believes management's current plan (or lack thereof) is insufficient.

v

The choice is yours. Do you wish to allow the current board to run your investment in SandRidge? We certainly do not. After our experience with these directors and judging how they have disregarded the interests of stockholders, we do not trust them and want absolutely nothing to do with them. The company's representatives have reached out to us on numerous occasions offering us minority representation on the board, but we have advised them in no uncertain terms that the only satisfactory resolution of our differences will be the replacement of the entire board. We therefore urge you to vote –

•	FOR OUR HIGHLY-QUALIFIED NOMINEES AS DIRECTORS RATHER THAN THE FAILED INCUMBENT BOARD

•	AGAINST THE BOARD'S PROPOSAL TO ENTRENCH THEMSELVES BY RATIFYING AND EXTENDING THE MASSIVELY DILUTIVE POISON PILL

•	AGAINST THE BOARD'S PROPOSAL TO APPROVE THE COMPANY'S EGREGIOUS EXECUTIVE COMPENSATION

We appreciate the support that has been expressed to date for the election of our nominees and urge all stockholders to vote for the election of our seven nominees for election to the board of directors of SandRidge Energy, Inc.

 Sincerely yours,

Carl Icahn

*****

If you have any questions, please contact:

Harkins Kovler, LLC
Banks and Brokers Call: +1 (212) 468-5380
All Others Call Toll-Free: +1 (800) 339-9883
Email: sd@harkinskovler.com

Additional Information and Where to Find it;
Participants in the Solicitation

 CARL C. ICAHN AND THE OTHER PARTICIPANTS IN SUCH PROXY SOLICITATION (TOGETHER, THE "PARTICIPANTS") FILED A DEFINTIVE PROXY STATEMENT AND ACCOMPANYING GOLD PROXY CARD WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") TO BE USED TO SOLICIT PROXIES IN CONNECTION WITH THE 2018 ANNUAL MEETING OF STOCKHOLDERS OF SANDRIDGE ENERGY, INC (THE "ANNUAL MEETING"). SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY THE PARTICIPANTS IN CONNECTION WITH THE ANNUAL MEETING BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. THESE MATERIALS AND OTHER MATERIALS FILED BY THE PARTICIPANTS WITH THE SEC ARE AVAILABLE AT NO CHARGE AT THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE PROXY STATEMENT. EXCEPT AS OTHERWISE DISCLOSED IN THE PROXY STATEMENT, THE PARTICIPANTS HAVE NO INTEREST IN SANDRIDGE ENERGY, INC. OTHER THAN THROUGH THE BENEFICIAL OWNERSHIP OF SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE, OF SANDRIDGE ENERGY, INC.

Other Important Disclosure Information

SPECIAL NOTE REGARDING THIS LETTER:

THIS LETTER CONTAINS OUR CURRENT VIEWS ON THE VALUE OF SANDRIDGE SECURITIES AND CERTAIN ACTIONS THAT SANDRIDGE'S BOARD MAY TAKE TO ENHANCE THE VALUE OF ITS SECURITIES. OUR VIEWS ARE BASED ON OUR OWN ANALYSIS OF PUBLICLY AVAILABLE INFORMATION AND ASSUMPTIONS WE BELIEVE TO BE REASONABLE. THERE CAN BE NO ASSURANCE THAT THE INFORMATION WE CONSIDERED AND ANALYZED IS ACCURATE OR COMPLETE. SIMILARLY, THERE CAN BE NO ASSURANCE THAT OUR ASSUMPTIONS ARE CORRECT. SANDRIDGE'S ACTUAL PERFORMANCE AND RESULTS MAY DIFFER MATERIALLY FROM OUR ASSUMPTIONS AND ANALYSIS.

WE HAVE NOT SOUGHT, NOR HAVE WE RECEIVED, PERMISSION FROM ANY THIRD-PARTY TO INCLUDE THEIR INFORMATION IN THIS LETTER. ANY SUCH INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN.

THIS LETTER ALSO REFERENCES THE SIZE OF OUR RESPECTIVE CURRENT HOLDINGS OF SANDRIDGE SECURITIES RELATIVE TO OTHER HOLDERS OF SUCH SECURITIES. OUR VIEWS AND OUR HOLDINGS COULD CHANGE AT ANY TIME. WE MAY SELL ANY OR ALL OF OUR HOLDINGS OR INCREASE OUR HOLDINGS BY PURCHASING ADDITIONAL SECURITIES. WE MAY TAKE ANY OF THESE OR OTHER ACTIONS REGARDING SANDRIDGE WITHOUT UPDATING THIS LETTER OR PROVIDING ANY NOTICE WHATSOEVER OF ANY SUCH CHANGES (EXCEPT AS OTHERWISE REQUIRED BY LAW).

FORWARD-LOOKING STATEMENTS:

Certain statements contained in this letter are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties. Forward-looking statements are not guarantees of future performance or activities and are subject to many risks and uncertainties. Due to such risks and uncertainties, actual events or results or actual performance may differ materially from those reflected or contemplated in such forward-looking statements. Forward-looking statements can be identified by the use of the future tense or other forward-looking words such as "believe," "expect," "anticipate," "intend," "plan," "estimate," "should," "may," "will," "objective," "projection," "forecast," "management believes," "continue," "strategy," "position" or the negative of those terms or other variations of them or by comparable terminology.

Important factors that could cause actual results to differ materially from the expectations set forth in this letter include, among other things, the factors identified in SandRidge's public filings. Such forward-looking statements should therefore be construed in light of such factors, and the Participants are under no obligation, and expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.